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                                   FORM 8-A/A

                                 AMENDMENT NO. 2

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         DREYER'S GRAND ICE CREAM, INC.
             (Exact name of registrant as specified in its charter)

              Delaware                                    94-2967523
(State of incorporation or organization)       (IRS Employer Identification No.)

   5929 College Avenue, Oakland, CA                         94618
(Address of principal executive offices)                  (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered
       N/A                                                    N/A

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                                (Title of Class)


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The undersigned registrant, Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Company"), hereby amends Item 1 of its Registration Statement on Form 8-A (the "Registration Statement") as set forth below:

Item 1.  Description of Securities To Be Registered.

On May 14, 1997, the Board of Directors of Dreyer's Grand Ice Cream, Inc. (the "Company") approved a third amendment (the "Amendment") to the Amended and Restated Rights Agreement dated as of March 4, 1991, as amended June 14, 1994 and March 17, 1997 (as amended to date, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C., (as second successor to Bank of America, NT & SA), as Rights Agent (the "Rights Agent"). The Amendment, which was effective May 15, 1997, increased the purchase price for exercise of the Rights (as defined in the Rights Agreement) and extended the expiration date of the Rights.

The following is a description of the Company's Rights Agreement, as amended.

On May 6, 1987, the Board of Directors of the Company declared a dividend distribution of one right (the "Right") for each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock") to stockholders of record at the close of business on May 16, 1987 (the "Record Date"), and authorized the issuance of one Right, subject to adjustment, for each share of Common Stock of the Company issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right originally entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, $1 par value per share (the "Series A Preferred Shares"), of the Company, at a price of $53 per one one-hundredth of a Series A Preferred Share, subject to adjustment. As a result of a stock dividend, each Right currently entitles the registered holder to purchase one-two hundredth of a Series A Preferred Share. As a result of the Amendment, the purchase price per one one-hundredth of a Series A Preferred Share is three hundred dollars ($300) (the "Purchase Price"); the effective purchase price per one two-hundredth of a Series A Preferred Share (and thus the current exercise price of a Right) is one hundred fifty dollars ($150), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

Initially, the Rights are attached to all outstanding shares of Common Stock, and no separate certificates evidencing the Rights are distributed. The Rights will be separate from the Common Stock and a distribution date (the "Distribution Date") will occur upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock.


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The following entities and persons are exempted from the definition of an
Acquiring Person: (i) the Company, (ii) any Subsidiary (as defined in the Rights Agreement) of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Stock for or pursuant to the terms of any such plan, (v) T. Gary Rogers, William F. Cronk, III, or any Affiliate or Associate (as such terms are defined in the Rights Agreement) of
T. Gary Rogers, or William F. Cronk, III, or (vi) Nestle Holdings, Inc., a Delaware corporation, or any Affiliate or Associate of Nestle Holdings, Inc., so long as Nestle Holdings, Inc. is not in breach of Section 6.1(d) or proviso
(B) to Section 6.1, as may be applicable at the time, of the Stock and Warrant Purchase Agreement dated May 6, 1994 between the Company and Nestle
Holdings, Inc.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer, or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on May 16, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.


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The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) if holders of the Series A Preferred Shares are granted certain rights or warrants to subscribe for Series A Preferred Shares or convertible securities at less than the current market price of the Series A Preferred Shares or (iii) upon the distribution to holders of the Series A Preferred Shares of evidence of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the fractions of a Series A Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Series A Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 200 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled to an aggregate payment of 200 times the payment made per share of Common Stock. Each Series A Preferred Share will have 200 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Series A Preferred Share will be entitled to receive 200 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Shares' dividend, liquidation and voting rights, the value of the one two-hundredth interest in a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
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In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one two-hundredth of a Series A Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

At any time prior to the time a person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

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With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price. No fractional shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 per Right prior to the time that there is an Acquiring Person.

The Rights Agreement, dated as of May 6, 1987, between the Company and Bank of America NT & SA, as Rights Agent, specifying the terms of the Rights (including a summary of the Rights as an exhibit thereto), the Amended and Restated Rights Agreement dated as of March 4, 1991 between the Company and Bank of America NT & SA, as Rights Agent, the First Amendment to the Amended and Restated Rights Agreement dated as of June 14, 1994, the Second Amendment to the Amended and Restated Rights Agreement dated as of March 17, 1997 and the Third Amendment to the Rights Agreement, respectively, have been filed as exhibits to this Registratiojn Statement or are incorporated by reference.

The foregoing summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the exhibits filed with this Form 8-A, as amended, which exhibits are hereby incorporated herein by this reference in their entirety.

Item 2. Exhibits. The following items are filed as exhibits to the Registration Statement.

Exhibit     Description of
No.         Document                                      Location
1.          Rights Agreement dated as of May              Incorporated by reference to
            6, 1987 between Dreyer's Grand                Exhibit 1.0 to the Dreyer's
            Ice Cream, Inc. and Bank of America,          Grand Ice Cream, Inc. Form 8-A
            N.T. & S.A., as Rights Agent.                 filed on October 16, 1987.

2.          The description in "Item 5. Other             Incorporated by reference to
            Information" of the Dreyer's                  the Dreyer's Grand Ice Cream, Inc.
            Grand Ice Cream, Inc. Form 10-Q               Quarterly Report on Form 10-Q
            Quarterly Report for the period               filed under Commission File No.
            ended March 28, 1987.                         1-10259 on May 12, 1987.

3.          Amended and Restated Rights                   Incorporated by reference to
            Agreement dated as of March 4,                Exhibit 10.1 to the Dreyer's
            1991 between Dreyer's Grand                   Grand Ice Cream, Inc. Form
            Ice Cream Inc. and Bank of                    8-A/Amendment No. 1 filed on
            America, N.T. & S.A., as                      March 20, 1991.
            Rights Agent.



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

Exhibit     Description of
No.         Document                                      Location
4.          First Amendment to Amended and                Incorporated by reference to Exhibit
            Restated Rights Agreement dated               4.1 to the Dreyer's Grand Ice Cream,
            as of June 14, 1994 between Dreyer's          Inc. Quarterly Report on Form 10-Q
            Grand Ice Cream, Inc. and First               filed under Commission File No.
            Interstate Bank of California (as             0-14190 on August 9, 1994.
            successor Rights Agent to Bank of
            America, N.T. & S.A.), as Rights
            Agent.

5.          Second Amendment to Amended and               Incorporated by reference to Exhibit
            Restated Rights Agreement dated as            10.1 to the Dreyer's Grand Ice Cream,
            of March 17, 1997 between Dreyer's            Inc. Form 8-K filed under Commission
            Grand Ice Cream, Inc. and ChaseMellon         File No. 0-14190 on March 21, 1997.
            Shareholder Services, LLC (as
            second successor to Bank of America,
            N.T. & S.A.), as Rights Agent.

6.          Third Amendment to Amended and                Incorporated by reference to Exhibit
            Restated Rights Agreement dated as            10.1 to the Dreyer's Grand Ice Cream,
            of May 15, 1997 between Dreyer's              Inc. Form 8-K filed under Commission
            Grand Ice Cream, Inc. and ChaseMellon         File No. 0-14190 on May 19, 1997.
            Shareholder Services, LLC (as
            second successor to Bank of America,
            N.T. & S.A.), as Rights Agent.



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

DREYER'S GRAND ICE CREAM, INC.



By:    /s/ Paul R. Woodland
       --------------------------------------
Name:  Paul R. Woodland
Title: Vice President - Finance and Administration,
       Chief Financial Officer and Assistant Secretary

Dated:  May 21, 1997

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